File No. 70-9731

                   SECURITIES AND EXCHANGE COMMISSION
                            450 FIFTH STREET
                         WASHINGTON, D.C.  20549
               __________________________________________

           AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________

                             Cinergy Corp.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                 (Name of company filing this statement
               and address of principal executive offices)

                              Cinergy Corp.
                (Name of top registered holding company)


William J. Grealis                        George Dwight II
Vice President/Chief Strategic Officer    Senior Counsel
Cinergy Corp.                             Cinergy Corp.
139 East Fourth Street, 29AT2             139 East Fourth Street, 25AT2
Cincinnati, Ohio 45202                    Cincinnati, Ohio 45202


William C. Weeden
Skadden, Arps, Slate, Meagher & Flom, LLP
1440 New York Avenue, N. W.
Washington, DC 20005


                (Name and address of agents for service)

Item 3 is hereby amended and restated in its entirety to read as follows. The Application-Declaration in this proceeding is not otherwise amended in any respect.

     Item 3.   Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 42 and 54 thereunder are or may be applicable to the proposed transactions. Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (as defined in section 32 of the Act, "EWG") or a foreign utility company (as defined in section 33 of the Act, "FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Cinergy currently does not meet the conditions of Rule 53(a). As of June 30, 2000, Cinergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $721.9 million. This amount is equal to approximately 66% of Cinergy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2000, of approximately $1092.6 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

     By order dated March 23, 1998 (HCAR No. 26848) ("1998 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to 100% of Cinergy's average "consolidated retained earnings." And by order dated June 23, 2000 (HCAR No. 27190) ("2000 Order"), the Commission granted Cinergy additional authorization to invest in EWGs and FUCOs beyond that granted in the 1998 Order - specifically, $1 billion in addition to Cinergy's aggregate investment at the date of such order. Although Cinergy's aggregate investment at June 30, 2000 exceeds the 50% "safe harbor" limitation, this investment is below the limitation authorized by the 1998 and 2000 Orders.

     With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of June 30, 2000, Cinergy's consolidated capitalization consisted of 42.4 % equity and 57.6% debt. These ratios are within acceptable ranges, as is shown by the fact that at June 30, 2000 Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. The impact of the proposed transactions upon Cinergy's consolidated capitalization is immaterial.

     With respect to earnings, Cinergy's interests in EWGs and FUCOs have made consistent and significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket No. 70-9011. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

     Cinergy satisfies all of the other conditions of paragraphs (a) and
(b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and
(3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

                                SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment to Application-Declaration on Form U-1 to be signed on its behalf by the officer indicated below.

Dated:  October 2, 2000

                                   Cinergy Corp.

                                   By: /s/Wendy L. Aumiller
                                       Assistant Treasurer